EXHIBIT 3.1
TEXT OF AMENDMENT TO BYLAWS OF THE REGISTRANT
     Effective at midnight on December 31, 2005, the first paragraph of Article 3, Section 3.2 of the Registrant’s Bylaws is amended to read in its entirety as follows:
3.2     Number; Election; Tenure and Qualification. The Board of Directors shall consist of one or more members. The number of directors shall be one (1), and thereafter shall be fixed from time to time by resolution of the Board of Directors.